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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No.19)


                                   HEI, Inc.
                           (Name of Subject Company)

                              FANT INDUSTRIES INC.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   404160103
                     (CUSIP Number of Class of Securities)

                                ANTHONY J. FANT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              FANT INDUSTRIES INC.
                              2154 HIGHLAND AVENUE
                              BIRMINGHAM, AL 35205
                           TELEPHONE: (205) 933-1030
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                   Copies To:

                             MICHAEL A. KING, ESQ.
                                BROWN & WOOD LLP
                             ONE WORLD TRADE CENTER
                            NEW YORK, NY 10048-0557
                           TELEPHONE:  (212) 839-5546

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     Fant Industries Inc. hereby amends and supplements its Tender Offer
Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.19.


On June 15, 1998, Fant Industries Inc. filed a definitive proxy statement, dated June 11, 1998, with the Securities and Exchange Commission in connection with the solicitation of proxies from the shareholders of HEI, Inc. with respect to a special meeting of shareholders. A copy of the definitive proxy statement, dated June 11, 1998, is filed herewith as Exhibit (a) (29) and is incorporated herein by reference.

ITEM 5)  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

The definitive proxy statement, dated June 11, 1998, is incorporated herein by reference.


ITEM 7) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

The definitive proxy statement, dated June 11, 1998, is incorporated herein by reference.


ITEM 8)  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The definitive proxy statement, dated June 11, 1998, is incorporated herein by reference.

ITEM 11)  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended to add the following:
(a) (28)  Letter to Shareholders, dated June 15, 1998.
(a) (29)  Definitive Proxy Statement,  dated June 11, 1998.
(a) (30)  Press Release, dated June 15, 1998.
(a) (31)  Advertisement, published June 15, 1998.
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 15, 1998

                              FANT INDUSTRIES INC.

                              By:/s/ Anthony J. Fant
                                 -------------------
                                 Anthony J. Fant
                                 President and Chief Executive Officer
                                 Fant Industries Inc.

                              /s/ Anthony J. Fant
                              -------------------
                              Anthony J. Fant



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